SCHEDULE I

                            HEAT PURCHASE AGREEMENT

THIS HEAT PURCHASE AGREEMENT (the "Agreement") is made and entered into this 12th day of September, 1989, by and between BONNEVILLE NEVADA CORPORATION, a Nevada corporation ("Bonneville Nevada") and GEORGIA-PACIFIC CORPORATION, a Georgia corporation (11G-P11). G-P and Bonneville Nevada are referred to collectively herein as "Parties".

                                   RECITALS:

A. Bonneville Nevada and G-P have entered into an Amended and Restated Business Agreement (the "Business Agreement") of even date herewith whereunder, subject to the terms and conditions therein contained, Bonneville Nevada has agreed to construct, operate and maintain an approximately 85 megawatt cogeneration facility (the "Facility") lying adjacent to G-P's existing gypsum plant located in Clark County, Nevada (the "Plant").

B. Under the terms of the Business Agreement, Bonneville Nevada agrees to supply to G-P and G-P agrees to purchase from Bonneville Nevada heat (the "Thermal Output") produced by the Facility for the use by G-P in the Plant

The Parties desire hereby to set forth their agreement and understanding with respect to the provisions and purchase of the Thermal Output.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

                                   AGREEMENT

1. Characteristics and Thermal Requirements of the Equipment. The Plant as currently designed and operated includes one 2-zone kiln and four gypsum calcining mills (the "Equipment"). The Plant's current operating statistics are approximately as follows:

     (a) Line Speeds: 130 fpm for 1/2 inch board and 100 fpm for 5/8 inch board;

     Evaporative Estimate: 800 pounds every 2 minutes for a total of 24,000 pph;

     Normal Control Temperatures: Kiln Zone 1 - 600 degrees - 650 F; Kiln Zone 2
- 450 degrees F

     Total Present Gas Usage: Approximately 1,100 MCF per day all natural gas values in this Agreement assume 1,000

     BTU/CF)  of  which   approximately   60  percent   goes  to  the  kiln  and
approximately 40 percent goes to the gypsum mills;

     (e) Plant Operating Schedule: 6 2/3 days per week, 24 hours per day;


Based  upon  the  foregoing   characteristics,   the  Equipment,   as  currently
configured, requires approximately 45.7 MMBTUs of heat delivered to the Delivery Point(s) as hereinafter described during each hour of Plant operation.

It is anticipated that the Plant's capacity will be increased during the term of this Agreement. The defined term "Equipment" shall hereinafter refer to the kiln and calcining mills, as they may be configured now or in the future. defined term "Thermal Requirements" shall hereinafter refer to heat requirements of the Equipment, as it is configured now or in the future. The parties agree that the maximum amount of heat delivered under this Agreement following potential future expansion of the Plant shall be the equivalent of 1900 MCF/day (annual average) with a winter daily peak of up to 2100 MCF/day and such maximum amount may be relied upon by Bonneville Nevada in designing and constructing the Facility.

2. Characteristics and Thermal Output of the Facility. The Facility is shown on the drawing, attached hereto as Exhibit "A" and by this reference made a part hereof. The Facility consists of three combustion gas turbine generators headered together on the high temperature discharge gas exhaust. Process heat is supplied to the two zones of the kiln and the four mills by control dampers. Excess exhaust heat is ducted to a dual drum heat recovery steam generator to produce superheated steam and dearator,makeup steam

Additional electrical power is produced in a combined cycle using a condensing steam turbine. The system configuration is as follows:

     Threelcombustion gas turbine generators (CGTGs) at approximately 21,383 KW each corrected for site conditions;

     Three heat recovery steam generators (HRSG) at approximately 62,500 pph, 850 psig and 900 degrees F; and

     One steam turbine condensing at 3.0 inches HgA at approximately 25,000 KW.

Total useful thermal output presently available to G-P for use at the Plant "Thermal Output") is 45.7 MMBTU/hr Bonneville Nevada shall at all times maintain a temperature range between 950 and 975 degrees Fahrenheit for heat as it enters the mills and kiln, and a reasonably constant pressure of between 8 and 10 inches of water, unless a different temperature or pressure range is agreed by the parties in writing. The Thermal Output shall not contain unburned hydrocarbons or any other compounds in sufficient quantities to cause any staining on the surface of the wallboard as currently produced at the Plant

     3. Agreement to Sell and Purchase. Based upon the foregoing Plant and Facility characteristics, and subject to the terms and conditions contained herein, Bonneville Nevada agrees to provide and sell to G-P on a continuous basis, heat in accordance with the specifications set out in Paragraph 3(c) below, and G-P agrees to accept and purchase from Bonneville Nevada such heat for all of the Thermal Requirements of the Equipment on the following terms and conditions:

Commencement of Supply. Bonneville Nevada shall commence supplying the Thermal Requirements upon the date of Firm Operation, as that term is defined in the Standard Contract for Long-Term Power Purchases from Qualifying Facilities between Bonneville Nevada and Nevada Power, dated May 2, 1989 (the "Power Purchase Agreement"), a copy of which has been provided to G-P and the receipt of which is hereby acknowledged, subject to Force Majeure Conditions, which conditions may include Georgia-Pacific's inability to accept the Thermal Output on the date of Firm Operation. In the event Bonneville Nevada is capable of supplying the Thermal Requirements on a continuous basis prior to the date of Firm operations, it shall so notify G-P and supply of the Thermal Requirements shall commence on such earlier date. The initial Contract Year, as that term is used hereinafter, shall begin on the date Bonneville Nevada commences supplying Thermal Output to the Plant. Each subsequent Contract Year shall begin on the anniversary of the initial Contract Year.

     Integration of Facility with Plant. Bonneville Nevada shall design and construct the Facility in such a manner so as to provide for full integration of the Facility with the Plant without significant or adverse impacts on Plant operations. The Parties agree to cooperate in scheduling and implementing such integration procedures based upon plans, designs, specifications for the Facility, and an integration plan approved in advance by both parties Bonneville Nevada agrees to pay one million five hundred thousand dollars ($1,500,000) for modification of the kiln system and pay one million four hundred eighty seven thousand dollars ($1,487,000) for modification of the mill system. Such payments shall be made in 21 equal monthly installments of one hundred forty two thousand two hundred thirty eight and 09/100 dollars ($142,238.09) beginning on June 30, 1990. Bonneville Nevada shall also pay G-P the sum of five hundred thousand dollars ($500,000) as the agreed reimbursement for anticipated costs associated with construction downtime and start-up losses. This payment shall be made within thirty (30) days after Bonneville Nevada's first delivery of Thermal
Output to G-P. Such payments shall constitute Bonneville Nevada's sole obligations relating to G-P's costs of Equipment modification and G-P's costs associated with construction downtime and start-up losses. All other costs incurred in connection with full, integration of the Facility with the Equipment, if any, shall be borne by G-P.

     (c) Point(s) of Delivery and Maximum Thermal Requirements. The Thermal Output of the Facility sufficient to the Thermal Requirements of the Equipment shall be delivered to a point or points reasonably designated by G-P. "Delivery Point(s)") The Delivery Points shall be designated and described by G-P and shall be shown as a part of Exhibit "B", attached hereto and by this reference made"a part hereof.

     (d) Redundancy of Facility Operations; G-P Back-up System The Facility shall be designed and constructed in such a manner and with sufficient redundancy capabilities to ensure to the reasonable satisfaction of G-P the availability of the Facility to consistently and continuously meet the maximum Thermal Requirements of the Equipment. G-P shall have right to review and approve all plans and specifications of the Facility as they relate to this redundancy requirement. Notwithstanding the foregoing, G-P agrees to keep its gas line "System") presently used to meet the Thermal Requirements, in place and operational throughout the term of this Agreement such that in the event of Facility failure or shut-down, the existing System may be used to meet the Thermal Requirements. Costs to maintain the existing System shall be borne by G-P.

     (e) Purchase Price. The purchase price for the Thermal Output shall be an amount equal to sixty-five percent (65%) of the energy costs of operating the Equipment on natural gas through the use of the Plant's existing System. The basis determining natural gas costs shall be the lower of the following, as of the first day of the calendar month during which payment is made: (I The "Indexed Gas Cost", as defined in the following sentence or (2) the Facility's average delivered price of gas during the preceding month under contracts similar to those available to industrial gas users in North Las Vegas on Southwest Gas's Apex Lateral. The Indexed Gas Cost shall be determined by taking the sum of (i) the most currently available McGraw Hill Publication "Inside FERC's Gas Marketing Report" index price for natural gas delivered into El Paso Pipeline, New Mexico (San Juan Basin), plus (ii) the El Paso and Southwest Gas tariff rates for interruptible service from the El Paso connection to the Plant, including all required compression, transportation, processing, delivery ACA, GRI, and/or other applicable charges. Bonneville Nevada shall notify G-P within ten 10) days after the beginning of each calendar month of its average delivered price of its contract gas, as defined above, during the preceeding month. In the event that the publication ceases to maintain the subject index, or that the index does not reflect available market price, the parties will substitute the most appropriate then-currently available index.

     In the event that an available alternative energy source could be utilized to meet the Thermal Requirements of the Equipment at a cost less than that of natural gas, the purchase price of the Thermal Output shall be adjusted for the energy costs of this alternative energy source. The cost of any alternative energy source shall include the estimated capital costs of installing and permitting the capability to utilize that energy source, with such capital cost amortized on a straight line basis over fifteen years. The purchase price shall be adjusted from time to time, but mot more frequently than quarterly, to continuously reflect a net thirty-five percent (35%) savings by G-P over cost for energy displaced which G-P would otherwise pay to operate the Equipment.

(f) Quantity. Due to the uncertainty and difficulty of metering the Thermal Output utilized by the Equipment as it is introduced into the Equipment, it is agreed that the Thermal Output utilized by the equipment will be determined by the formula set forth in detail in Exhibit "C" attached hereto and by this reference made a part hereof.

     (g) Other Sources of Heat - Notwithstanding the foregoing, G-P may use other sources of heat in the event of a Force Majeure Condition, as defined in Paragraph 7; in the event Bonneville Nevada does not provide heat in the quantity or quality required by this Agreement; in order to meet Thermal
Requirements in excess of the maximum amount of heat available under this Agreement, as specified in Paragraph 1(e); or in order to increase the temperature of the Thermal Output in the event G-P chooses to operate the mills at a temperature higher than that of the Thermal Output. Any and all increased operating and fuel expenses incurred as a result of G-P electing to operate the Equipment at a higher temperature shall be borne by G-P, except to the extent that G-Pls cost of fuel exceeds the lower of the indexed gas price or Bonneville Nevada's cost of contract gas, as described in the second sentence of Paragraph 3(e). Any such cost differential shall be paid by Bonneville Nevada. G-P shall use reasonable efforts to minimize the cost of fuel used in operating the Equipment at higher* temperatures.

     Billing. Within thirty days following the end of each fiscal month, G-P will prepare a statement of the amount of energy utilized by the Equipment, based upon the formula described in Exhibit C. The statement shall also state the amount and cost of sources of energy for the Equipment other than the Thermal Output which G-P paid during the fiscal month and reflect adjustments in the amounts due Bonneville Nevada as a result of utilizing such other sources of energy. G-P shall mail said statement to Bonneville Nevada, together with the amount due Bonneville Nevada for such usage. In the event that the statement reflects a net credit to G-P, where the costs of energy from other sources exceed the costs associated with energy from Bonneville Nevada, then Bonneville Nevada shall pay the credit amount to G-P within 30 days of date of receipt of the statement. Since the results of G-P's operation are considered highly confidential by G-P, Bonneville Nevada covenants that it will not disclose to others any information relating to the reported operations of G-P, which is necessarily the basis of the monthly statement prepared by G-P. G-P shall provide Bonneville Nevada reasonable access to the Plant's relevant operating records for the purpose of Bonneville Nevada verifying the accuracy of the monthly statements.

     4. Commitment to Use Thermal Output. G-P understands and acknowledges that the Facility will be a Qualifying Facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA" In order to continuously qualify under PURPA and the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission ("FERC"), Bonneville Nevada must be assured of the likely availability of a user of the Thermal Output for the entire term of the Power Purchase Agreement. G-P agrees to provide Bonneville Nevada with such information as may be reasonably necessary to complete all certification requirements of PURPA and the regulations promulgated thereunder by FERC, provided that this information is reasonably available to G-P without additional expense

     (a) Plant Operation. G-P hereby represents to Bonneville Nevada that it has sufficient gypsum reserves, based upon its current projections, to operate the plant for the entire term of this Agreement. G-P has no current intention to permanently curtail production at the Plant or to close the Plant during the term of this Agreement, but G-P does not warrant that it will operate the Plant in any specified manner or for any specified period of time, subject to the provisions of this Paragraph 4.

     (b) Minimum Thermal Usage. Bonneville Nevada represents that in order to keep the Facility qualified under PURPA the Plant must use a minimum of 168,000 MMBTUS (annualized) during each Contract Year (the "Minimum Thermal Usage"). In the event that G-P elects to expand its Plant operations, the Minimum Thermal Usage requirement shall increase by a percentage equal to the percentage of increased MCF per day used by the Plant over the 1,100 MCF per day presently used by the Plant. For example, in the event the Plant expands and uses 1,500 MCF per day, such use shall constitute a 27% increase over the 1100 MCF per day specified in paragraph 1 hereof. Pursuant to the foregoing, the minimum Thermal Usage will likewise increase by 27%, and in this example would constitute 213,360 MMBTUs. G-P agrees that it will meet or exceed the Minimum Thermal Usage requirement specified herein, subject to the provisions of this Agreement, through the consumption of BTUs used in (1) the operation of the Equipment, (2) the chilling of water by Bonneville Nevada for the amount of chilled water utilized at the Plant, and (3) any other use by the Plant of heat from the Facility. In the event that G-P forcasts that it will not satisfy the Minimum Thermal Usage for a Contract Year, it shall give the notice hereinafter specified, provided that the forecasted inability to satisfy the Minimum Thermal Usage is not caused by a Force Majeure Condition as described in Paragraph 7 of this Agreement or the inability of Bonneville Nevada to provide Thermal Output to the Plant.

         (c) Notice of Early Termination. If G-P, in its sole discretion, elects
(1) to indefinitely reduce production such that its energy use falls below the Minimum Thermal Usage or (2) to indefinitely shut down the Plant, shall give Bonneville Nevada not less than three years prior written notice of such proposed reduction or shut down, provided that such reduction or shut down is not caused Force Majeure Condition as described in Paragraph 7 of this Agreement. G-P shall continue to operate the Plant and effectively use the Minimum Thermal Usage for the remaining notice period; provided, however, that the price for the Thermal Output required to be paid hereunder shall be adjusted so as to allow the Plant to operate at a break even point. In no event shall the cost to G-P of the Thermal Output be less than Ten Dollars ($10) per month, nor greater than the cost otherwise specified in this Agreement. The term "break even point" shall mean that revenues from the Plant shall be sufficient to cover all direct costs associated with the Plant, as those costs are determined by G-P's standard internal accounting practices.

     (d) Plant Lease Alternative. At any time during said notice period, G-P may nonetheless choose to terminate its operation of the Plant upon 60 days prior notice to Bonneville Nevada. Bonneville Nevada shall have the right, but not the obligation, to assume and conduct operation of the Plant and related quarry for the remaining term of the three years notice period under a lease as mutually negotiated in good faith by the parties. The lease shall provide for rental payments to G-P in the amount of G-P's book depreciation and depletion for the Plant and related quarry plus G-P's property expense for the Plant, with such rental not to exceed $20,000 per month. In addition, Bonneville Nevada shall agree to properly maintain all equipment at the plant and its related quarry, ordinary wear and tear excepted, and shall pay all costs associated with the Plant's operation within the lease period.

5. Term. Subject to the provision of Paragraph 7 hereof and other provisions relating to early termination, the term of this Agreement shall be from the date hereof to and including the earliest of a) April 30, 2023, or the (b) termination date of the Power Purchase Agreement or any subsequent agreement with Nevada Power Company, its successors or assigns relating to the sale of power from the Facility, or

     (c) December 31, 1989 if Bonneville Nevada has not obtained by that date an exemption from jurisdiction of the Nevada Public Service Commission, pursuant to NRS 704.310 and a Force Majeure Condition, as described in Paragraph 7 of
Schedule I, has not occurred. However, in the event that physical construction of the Facility has not commenced before November 1, 1991, in the event that the date of Firm Operation has not occurred before July 1, 1993, or in the event that the Power Purchase Agreement is terminated and not replaced within ninety
(90) days of such termination with a comprable power purchase agreement, then G-P may, at its option, terminate this Agreement.

     6. Power Sales. As further detailed in Paragraph 2(c) of the Business Agreement Bonneville Nevada agrees to provide G-P with workable electrical power for use by G-P in the Plant. In the event G-P elects to purchase such power, all facilities necessary to deliver such power to the Plant shall be constructed at G-P's expense and G-P shall purchase such power at the lesser of (1) the industrial rate of Nevada Power Company which would have applied to the Plant or
(2) cogeneration rate paid by Nevada Power Company to Bonneville Nevada under the Power Sale Agreement at 'such time that G-P makes the election to purchase such power. A failure by Bonneville Nevada to provide electrical power to G-P for any reason whatsoever shall not constitute a default hereunder or under the Business Agreement on the part of Bonneville Nevada. However, the price paid for heat purchased under this Agreement shall be adjusted to reflect a credit to account for G-P's cost for purchasing power from another source in excess of the rate forth in this Paragraph.

     7. Force Majeure. A Force Majeure Condition, as term is hereinafter used, shall refer to any occurrence beyond the reasonable control of a Party that renders a Party incapable of performing its obligations hereunder. Force Majeure Conditions shall include, but not be limited to floods, droughts, earthquakes, storms, fires, pestilence, lightning or other natural catastrophes; epidemics; wars; riots, civil disturbance, or other civil disobedience; strikes or other labor disputes; action or inaction of legislative, judicial regulatory, or other governmental bodies that may render illegal action taken in accordance with the provisions of this Agreement, provided that the party claiming a Force Majeure Condition has used its best efforts to attempt to secure appropriate regulatory or administrative authorization; and failure or sabotage of facilities that have been operated and maintained in accordance with the provisions of this Agreement. If a Force Majeure Condition renders a Party wholly or partially unable to perform any obligations under this Agreement, the non-performing Party shall be excused from such performance provided that Party delivers a written description of the problem to the other Party within two weeks of the occurrence; that the suspension of performance is no greater in scope and no longer in duration than is dictated by the problem; that the non-performing Party makes every reasonable effort to alleviate the problem except that neither Party shall be required to settle any labor dispute on terms that it deems contrary to its best interest; and that the non-performing Party notifies the other Party in writing as soon as the non-performing Party is able to resume full performance of its Z,/ obligations under this-Contract.

8. Entire Agreement. This Agreement and the Business Agreement constitute the entire agreement of the Parties relating to the subject matter hereof and supercede any prior agreements, understandings, or communications between the Parties with respect to the subject matter hereof. This Agreement shall not be further modified or amended except by written instrument executed by the Parties hereto.

9. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

     10. Assignment. In the event that Bonneville Nevada, G-P or any subsequent owner transfers all or a portion of its ownership of the Facility or Plant, the transferring Party shall require the acquiring party to assume all of the transferring Party's rights and responsibilities set out in this Agreement or any agreement referred to herein or contemplated hereby. In any event, the transferring Party shall remain liable to the other Party for all obligations arising out of this Agreement or any agreement referred to herein or contemplated hereby. Notwithstanding the foregoing, neither this Agreement nor any agreement referred to herein or contemplated hereby shall be assigned by any Party hereto unless and until prior written approval is received from the other Party, which approval will not be unreasonably withheld. It is understood and agreed that notwithstanding the foregoing, in the event it is necessary to assign any rights or interests hereunder to any financially stable and reputable lenders or lessors providing construction or permanent financing or leveraged leasing for the Facility or the Plant, the Parties hereto shall approve and do hereby approve such assignments.

     11. Default - Remedies; Liguidated Damages. In the event of default by either Party hereunder, the non-defaulting Party shall have all rights and remedies available in law or equity against such defaulting Party; provided, however, that in the event of default by Bonneville Nevada in the provision of Thermal Output sufficient to meet the Thermal Requirements, G-P's sole remedy against Bonneville Nevada shall be recovery of all actual costs and losses incurred by G-P as a direct result of such default including, but not limited to, the thirty-five percent (35%) savings in the costs of natural gas or other energy source used in operating G-P's existing facilities to provide the Thermal Output necessary to meet the Thermal Requirements and the costs of lost production associated with the changeover to natural gas or other energy source. Bonneville Nevada shall not be liable for other incidental or consequential damages resulting from its failure to provide Thermal Output. Likewise, G-P shall not be liable to Bonneville Nevada for a reduction in its use of the Thermal Output or for closure of the Plant and the resulting failure to use the Minimum Thermal Usage provided that G-P has given the prior written notice required hereunder. In the event that G-P does not give Bonneville Nevada this required notice, Bonneville Nevada's sole remedy, at Bonneville Nevada's election, shall be either (1) recovery of the sums G-P would have paid for the Thermal Output during the Contract Year had the Equipment been running at full capacity plus the amounts payable to Bonneville Nevada under Paragraph 4(c hereof, or (2) the right to lease the plant as specified in Paragraph 4 hereof. The foregoing limitations constitute valid and mutually agreed liquidated damages and shall be binding upon the Parties hereto. In the event of default, the defaulting Party shall pay all costs and fees incurred by the non-defaulting Party in enforcing this Agreement against such defaulting Party to the extent that it can be enforced subject to the liquidated damages provisions herein contained.

     12. Notices. All notices required or permitted hereunder shall be deemed duly delivered when personally delivered or three (3) days after being sent by United States mail, or one (1) day after being sent by overnight express delivery, postage or service fee pre-paid, and addressed to the Parties at the following addresses:

If to Bonneville Nevada:   Bonneville Nevada Corporation 257 East 200
                           South, Suite 800 Salt Lake City, Utah 84111
                           Attention: President

If to G-P:                 Georgia-Pacific Corporation
                           133 Peachtree Street, N.E.
                           Atlanta, Georgia 30303
                           Attention: Vice President -
                           Gypsum and Roofing Division

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Nevada.

IN WITNESS WHEREOF, the Parties hereto have caused these presents to be executed by their duly authorized officers the day and year first above written.

BONNEVILLE NEVADA CORPORATION

By(s)
Its President

GEORGIA-PACIFIC CORPORATION

By
Vice President
Gypsum and Roofing Division


Exhibit C

Computation of Heat Used by Plant

In order to initially determine the amount of heat used by the Equipment for billings and other purposes relating to this Agreement, G-P shall use its Plant Energy reports to tdetermine energy usage of the Equipment over the twelve month period immedilatey preceding the month G-P initially utilizes heat provided by Bonneville Nevada. In order to compute energy usage by the mills, G-P shall calculate the number of BTU's per ton of calcined stucco produced during the prior tweleve months. In order to compute energy usage by the kilns, G-P shall calculate the average number of BTU's required to evaporate a pound of water in the wallboard drying process during the prior twelve months. The quantity of stucco produced and the quantity of water evaporated shall be based upon the gross square footage of wallboard produced. The resulting calculated values shall hereinafter be referred to as the "Mill Energy Factor" and "Kiln Energy Factor" respectively.

For each billing period, the amount of energy utilized by the Equipment, in gas equivalent BTU's, shall be computed under the following formula:

Mill Heat Usage = Mill Energy Factor X tons of Stucco Produced.

Kiln Heat Usage = Kiln Energy Factor x Pounds of Water Evaporated.

Billings for energy may then be based upon the following:

(Mill Heat Usage + Kiln Heat Usage) x Gas Costs Per BTU (as determined by Paragraph 3(e).

The parties acknowledge that, due to equipment and operational changes, the energy efficiency of the Equipment may change during the term of this agreement. This formula shall be subject to revision from time to time, but not more frequently than annually, to reflect such changes. In the event either party believes that the Mill Energy Factor or Kiln Energy Factor no longer accurately reflect the average energy usage of the Equipment over the course of a year, the parties shall discuss modification of the formula. In the event that the parties can not agree on a revised formula, either party may request a verification testj using metered natural gas as the sole source of energy to operate the mill or kiln. The procedures for the test shall be as agreed by the parties, except that all tests shall be of a minimum duration of one(l) day for the kiln and four(4) days for the mill and must include adjustment for seasonal factors. In the event that the parties cannot agree on such test procedures, they shall mutually appoint a consultant to determine the test procedures. The determination of the consultant shall.be binding upon both parties. The Party requesting such verification shall pay all costs associated with it, except that if the results of the verification indicate that the formula currently in use is in error by a factor of 5% or more to the advantage of the nonrequesting Party, then such nonrequesting Party shall pay all costs associated with the verification.


Bonneville Pacific Corporation

February 21, 1989

Daniel Renbarger, Esq.
Georgia Pacific Corporation
133 Peachtree Street N.E.
Atlanta, Georgia 30303

Dear     Mr. Renbarger

David Hirschi asked me to forward the following language to you for use in the Heat Purchase Agreement, Page 6, Paragraph 3E, 2nd sentence:

The basis for determining natural gas costs should be by utilizing the McGraw Hill Publication "Inside FERCIs Gas Marketing Report" index price for natural gas delivered into El Paso Pipeline, New Mexico (San Juan Basin). This commodity cost shall be added to El Paso and SWGas tariff rates for interruptible service, including all required compression, transportation, processing, delivery, ACA, GRI, and/or other applicable charges. A sample calculation with documentation is attached as Exhibit "D". If, for reasons beyond BPC's control, gas is not available or cannot be transported from the San Juan Basin, BPC shall notify G-P and keep detailed records of actual commodity and transportation costs into El Paso Pipeline. These costs shall become the basis for determining natural gas commodity cost for the period of time that gas cannot be supplied from the San Juan Basin.

In the event that the publication ceases to maintain the subject index, or that the index does not reflect available market price, the parties will agree on an alternative index.

This language was developed through conversations between Greg Twombly of Bonneville Fuels and J. Pat Hudgens of Georgia Pacific.

If you have any questions, please contact me.

Sincerely,

Jim Matheson
Development Manager

CC:      Dave Hirschi

257 East 200 South,  Suite 800 / Salt Lake City,  Utah  84111 /  801-363-2520


MEMORANDUM        DR

DATE:    JULY 6, 1989

TO:      DAVID P. HIRSHI

FROM:    VAL R. ANTCZAK AND JONATHAN K. BUTLER

RE:      EFFICIENCY STANDARDS FOR TOPPING CYCLE COGENERAI
         FACILITIES/ BONNEVILLE PACIFIC CORPORATION AND GEOF
         PACIFIC

     You have requested a brief discussion of the efficiency standards and consequent minimum heat load, of the Public Uti ties Regulatory Policies Act of 1978 ("PURPA" , and the regu tions under PURPA set forth in 18 C.F.R. 292.201 et S In order to meet the criteria for a qualifying facil under PURPA a cogeneration facility must meet the efficie standard promulgated by the Federal Energy Regulatory Commissi The efficiency standard for a qualified gas fired topping-cy cogeneration facility is:

(2 Efficiency standard. (i) For any topping-cycle cogeneration facility for which any of the energy input is natural gas or oil, and the installation of which begain on or after March 13, 1980, the useful power output of the facility plus one-half! the useful thermal energy output, duringi any calendar ycar must:

(A) Subject to paragraph (a)(2)(~)(B) of this section be no less than 42.5 percent of 4%..he total energy input of natural gas and oil to the facility; or

(B) If the useful thermal energy output is less than 15 percent of the total energy output of the facility, be no less thain 45 percent of the total energy input of natural gas and oil to the facility.

18 C.F.R. 5 292.205(a)(2)(i)

purposes of the efficiency standard, the "useful power output,-, "Useful thermal energy," "total energy input" aare defined as follows:

     (g) "Useful power output" of a cogeneration facility means the electric or mechanical energy made available for use, exclusive of any such energy used in the power production process;

     (h) "useful. thermal energy output" of a topping-cycle cogeneration facility means the thermal energy made available for use in any industridl or commercial use in any industrial or commercial use, or used in. any heating or cooling application;

     (i) "total energy output- of a topping-cycle cogeneration facility is the sum of the useful power output and useful thermal energy output; and

     (j) "total energy input" means the total energy of all forms supplied from external sources;

18 C. F.R. S 292.202f (g)(h)(i)(j).

     Stated simply, the electric energy made, available use plus one-half of the thermal energy made available for must either (a) equal or exceed 42 1/2% of the total energy input of the facility; or equal or exceed 45% of the total energy input of the facility if the facility's thermal energy output less than 15% of the facility's total energy output. As shown above, a facility's total energy output is the thermal energy outpuot plus the electric energy output.

     The efficiency standard effectively imposes minimum on the "useful thermal energy output" from a cogeneration plant. Specifically, the useful thermal output for the Georgia Pacific Plant must allow the cogeneration plant to qualify under one of the alternative efficiency standards established in 18 C.F.R.292.205(a)(2)(i) quoted above. The cogeneration plant in question will have a generation capacity of 85,000 KW and W~ operate 8,000 hours per year. An electric plant of that s requires a minimum of 168,000 MMBTU be "made available for use in any industrial or commercial use". As part of qualifying under PURPA, Bonneville must therefore certify that efficiency standard is met and that foregoing heat use is used at a minimum.

The actual calculation for purposes of qualifying un4er the PURPA efficiency standard, for the Georgia Pacific wallboL plant in Las Vegas, Nevada, is set forth on the attached Exhibit A.

252;070689B

VAL R. ANTCZAK




FIRST AMENDMENT TO HEAT
         PURCHASE AGREEMENT

This First Amendment to Heat Purchase Agreement the "Heat Purchase Agreement" is made and entered into this IS +,% day of August, 1990, by and between BONNEVILLE NEVADA CORPORATION, a Nevada corporation ("Bonneville Nevada" and GEORGIA-PACIFIC CORPORATION, a Georgia corporation (11G-P11). G-P and Bonneville Nevada are referred to collectively herein as "Parties

RECITALS:

A Bonneville Nevada and G-P have entered into a Heat Purchase Agreement dated September 12, 1989 whereby Bonneville Nevada has agreed to supply to G-P and G-P has agreed to purchase from Bonneville Nevada heat (the "Thermal Output"

     produced by an approximately 85 megawatt cogeneration facility (the "Facility" for use in G-Pls existing gypsum plant located in Clark County, Nevada the "Plant" B. The Heat Purchase Agreement forms Schedule I of an Amended and Restated Business Agreement dated September 12, 1989, between the Parties and Bonneville Pacific Corporation relating to the Facility and the Plant.

C. Bonneville Nevada and G-P desire to amend the Heat Purchase Agreement in the particulars set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:


AGREEMENT

1. Paragraph 3(b) of the Heat Purchase Agreement shall be amended to read in its entirety as follows:

     Integration of Facility with Plant. Bonneville Nevada shall design and construct the Facility in such a manner so as provide for full integration of the Facility with the Plant without significant or adverse impacts on Plant operations. The Parties agree to cooperate in scheduling and implementing such integration procedures based upon plans, designs, sepcifications for the Facility, and an integration plan approved in advance by both parties. Bonneville Nevada agrees to pay One Million Five Hundred Thousand Dollars ($1,500,000) for modification of the kiln system and pay One Million Four Hundred Eighty Seven Thousand Dollars ($1,487,000) for modification of the mill system, for a total of Two Million Nin Hundred Eighty-Seven Thousand Dollars $(2,987,000). This sum shall be paid as follows:

     (i The first payment shall be made on or before August 17, 1990 in the amount of Two Hundred Thousand Dollars ($200,000)

     (ii) The second payment shall be made on or before earlier of 1 two business days following closing of Bonneville Nevada's construction financing for the Facility, or December 31, 1990. The amount shall be One Hundred FortyThousand Two Hundred Thirty-Eight and 09/100 Dollars ($142,238.09) times the number of full or partial calendar months beginning with June, 1990 and ending with the month of payment, minus Two Hundred Thousand Dollars ($200,000). (For example, if construction financing is closed on October 16, 1990, Bonneville Nevada shall make a second payment to G-P on or before October 18, 1990 in the amount of Five Hundred Eleven Thousand One Hundred Ninety and 45/100.Dollars ($511,190.45).

     In the event that Bonneville Nevada has not closed financing by December 31, 1990, then, at Bonneville Nevada's option, payments may begin as described below or they may be delayed until the close of financing or June 30, 1991, whichever is earlier. In the event of a delay, Bonneville Nevada will increase the total amount payable to G-P by the change in the consumer price index (11CPI11 from June 1990 up to and including the month that payments commence As used herein, 11CPI11 shall mean and refer to the Consumer Price Index for all Urban Consumers, U.S. City Average for all Items, published by the Department of Labor. For example, should closing occur January 15, 1991, then the payment due on January 17, 1991 will be One Hundred Forty-Two Thousand Two Hundred Eighty-Three and 09/100 Dollars ($142,283.09) times the months from June through January 8 months). The remaining monthly payments shall be increased to account for the total change in the installation price that has occurred assuming the CPI increased five percent 5%) from June 1990 through the end of January 1991. Then the remaining payments are computed as follows:

               Original Costs          =   2,987,000.00
               Prelim Engineering Pmt. =  -  200,000.00
                                           ------------
                                           2,787,000.00

               Change in Cost          =  $2,787,000.00 X 1.05
                                       =   2,926,350

               Payment on January 17
               $142,238.09 X 8         =  $1,137,904.72
                                             200,000.00
                                          -------------
                                          $  937,904.72

               Remaining monthly          $2,926,350.00
                                          -  937,904.72
                                          -------------
                                          $1,988,455.28

                                          13

                                          $  152,957.33

     (iii) The remaining payments shall be'made on or before last day of each month, beginning the calendar month after second payment is made and ending with a payment on or before February 29, 1992. The amount of the remaining payments shall be One Hundred Forty-Two Thousand Two Hundred Thirty Eight and 09/100 Dollars ($142,238.09) per month, unless that amount is modified pursuant to Paragraph 3(b)(ii) above.

     Bonneville Nevada shall also pay G-P the sum of Five Hundred Thousand Dollars ($500,000) as the agreed reimbursement anticipated costs associated with construction downtime and start-up losses. This payment shall be made within thirty (30 days after Bonneville Nevada's first delivery of Thermal Output to G-P Such payment shall constitute Bonneville Nevada's sole obligation relating to G-PIs costs of Equipment modification G-PIs costs associated with construction downtime and start-up losses. All other costs incurred in connection with full integration of the Facility with the Equipment, if shall be borne by G-P, G-P agrees that it will not make commitments for equipment purchase required for the facility modification prior to receipt of the second payment referenced above, unless it receives prior written approval from Bonneville Nevada. All modifications to the Plant's kiln and mill systems shall be completed within twenty-one months after G-Pls receipt of the second payment, provided that Bonneville Nevada makes all payments required under this subparagraph on a timely basis.

2. All other provisions of the Heat Purchase Agreement shall remain as originally set forth.

IN WITNESS WHEREOF, the Parties hereto have caused Amendment to be executed as of the day and year first above written.

BONNEVILLE NEVADA CORPORATION

By:


By:

Its: Sehior Vice President


SECOND AMENDMENT TO HEAT PURCHASE AGREEMENT

     This Second Amendment to the Heat Purchase Agreement (this "Amendment") is made and entered into this 14th day of January, 1991, by and between Bonneville Nevada COrporation, a Nevada corporation, (Bonneville Nevada") and Georgia-Pacific Corporation, a Georgia corportation ("G-P"). Bonneville nEvada and G-P are referred to collectively herein as "Parties". Capitalized terms not defined herein shall have the meanings given them in the Heat Purchase Agreemnt (as defined hereinbelow).

Recitals

A. Bonneville Nevada and G-P have entered into that certain Heat Purchase Agreemet dated September 12, 1989, as amended August 15, 1990 (the "Heat Purchase Agreement").
B. The Parties desire to amend the Heat Purchase Agreement in the particulars set forth below:

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and forother good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

`.   Paragraph 10 of the Heat Purchase Agreement shall be amended in its entirety to read as follows:

10. Assignment. In the envent that Bonneville Nevada, G-P or any susequent owner transfers all or a portion of its ownership of the Facility or Plant, the transferring Party shall require the acquiring party to assume all of the transferring Party's rights and responsibilities set out in this Agreement or any agreement referred to herein or contimplated hereby. In any event, unless otherwise agreed in the document assigning the obligation, the transferring Party shall remain liable to the other Party for allobligatins arising out of this Agreement or any agreement referred to herein or contimeplated hereby, which obligations arise prior to the date of the assignment. Notwithstanding the foregoing neither this Agreement nor any agreement refereed to herein or contiemplated hereby shall be assigned by any Party hereto unless and until prior written approval is received from the other Party, which approval will not be unreasonably withheld. It is understood and agreed that notwithstanding the foregoing, in the envent it is necessary to assign any rights or interests hereunder to any financically stable and reputable lenders or lesssors providing construction or premanent financiang or leveraged leasing for the Facility or the Plant, the Parties hereto shall approve and do hereby approve such assignments.

     All other provisions of the Heat Purchase Agreement shall remain as originally set forth.

     IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the day and year first above written.



BONNEVILLE NEVADA CORPORATION


BY: (s)--------------------------
Its: President

GEORGIA PACIFIC CORPORATION

By: (s)--------------------------
It's Vice President
Gypsum and Roofing Division


tfp/a/o2977


EXHIBIT A

a.   PURPA calculation for Georgia Pacific wallboard plant in Las Vegas, Nevada.

     P = (85,000 KW) (3,413 BTU/KWH) (8,000 hra/yr)
       = 2.32 x 10 12 BTU/yr

     T = 1.68 x 10 11 BTU/yr (per heat purchase agreement)

     N = (667.0 x 10 6 BTU/hr) (8,000 hrs/yr)
       = 5.336 x 10 12 BTU/yr

b.   Efficiency Standard

     P + 0.5T = (2.32 X 10 12) + 0.5 (1.68 X 10 11)
     ______________________________________________
        N                           5.336 x 10 12

     = .4505 or 45.05%




252:070689A


THIRD AMENDMENT TO HEAT PURCHASE AGREEMENT

This Third Amendment to the Heat Purchase Agreement (this "Amendment") is made and entered into this 3,6,- day of July, 1991, by and between Nevada
Cogeneration Associates 11, a Utah general partnership ("NCA11") and Georgia-Pacific Corporation, a Georgia corporation ("G-P"). NCAj1 and G-P are referred to collectively herein as "parties". Capitalized terms not defined herein shall have the meanings given them in the Heat Purchase Agreement (as defined hereinbelow).

Recitals

A. Bonneville Nevada Corporation and G-P entered into that certain Heat Purchase Agreement dated September 12, 1989, as amended August 15, 1990 and January 14, 1991, and as assigned by Bonneville Nevada Corporation to Nevada Cogeneration Associates #1 January 29, 1991 (the "Heat Purchase Agreement").

B. The Parties desire to amend the Heat Purchase Agreement in the particulars set forth below.

Agreement

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

1. Section 1 of the Heat Purchase Agreement shall be amended and restated in its entirety to read as follows:

Characteristics and Thermal requirements of the Ecruipment. The Plant as currently designed and operated includes one 2-zone kiln and four gypsum calcining mills (the "Equipment"). The Plant I s current operating statistics as of September 12, 1989 were approximately as follows:

(a) Line Speeds: 130 fpm for 1/2 inch board and 100 fpm for 5/8 inch board;

(b) Evaporative Estimate: 800 pounds every 2 minutes for a total of 24,000 pph;

(c) Normal Control Temperatures: Kiln Zone 1 600 degrees F; Kiln Zone 2 - 450 degrees F;

(d) Total Present Gas Usage: Approximately 1,100 MCF per day (all natural gas values in this Agreement assume 1,000 BTU/CF) of which approximately 60 percent goes to the gypsum kilns and approximately 40 percent goes to the gypsum mills; and

(e)      Plant operating Schedule: 6 2/3 days per week, 24 hours per day.

Based upon the foregoing characteristics and anticipated future Plant expansion, Bonneville Nevada will design and construct the Facility to provide a maximum total Thermal Output to the Delivery Point(s) in the following amounts:

                                                  Combustion Turbine
Season                                            Exhaust Gas Flow, lbs/hr

Summer                                                 380,000
Winter                                                 400,000

Measurement of the above exhaust gas flows shall be based upon the Facility instrumentation for daily operational purposes, but not for billing purposes.

Summer shall be defined as the months of May, June, July, August and September. Winter shall be defined as the months of October, November, December, January, February, March and April.

The last paragraph of section 2, Characteristics and Thermal Output of the Facility, shall be amended and restated in its entirety to read as follows:

Bonneville Nevada shall at all times maintain a temperature range between 920 and 970 degrees Fahrenheit for the Thermal Output at the Delivery Point(s), and a reasonably constant pressure of between 8 and 10 inches of water. During normal operation of the Facility and the Plant, the maximum pressure fluctuation within that range shall be +/1/2 inch of water. In the event of an upset condition in the process, Bonneville Nevada shall make every effort to expeditiously recover to the pressure condition as maintained prior to the occurrence of the upset condition. The Thermal Output shall not contain unburned hydrocarbons or any other compounds in sufficient quantities so as to cause any staining on the surface of the wallboard as currently produced at the Plant.

3. Subparagraph 3 (b) (ii of the Heat Purchase Agreement shall be amended and restated to read as follows:

     (ii) The second payment shall be made on or before the earlier of (1) two business days following closing of Bonneville Nevada's construction financing for the Facility, or (2) December 31, 1990. The amount shall be One Hundred Forty-Two Thousand Two Hundred Thirty Eight and 09/100 Dollars ($142,238.09) times the number of full or partial calendar months beginning with June, 1990 and ending with the month of payment, minus Two Hundred Thousand Dollars
($200,000). (For example, if construction financing is closed on October 16, 1990, Bonneville Nevada shall make a second payment to G-P on or before October 18, 1990 in the amount of Five Hundred Eleven Thousand One Hundred Ninety and 45/100 Dollars ($511,190.45)). In the event that Bonneville Nevada has not closed financing by December 31, 1990, then, at Bonneville Nevada's option, payments may begin as described below or they may be delayed until the close of financing or August 1, whichever is earlier. In the event of a delay, Bonneville Nevada will increase the total amount payable to G-P by the change in the consumer price index ("CPI") from June 1990 up to and including the month that payments commence. As used herein, "CPI" shall mean and refer to the Consumer Price Index for all Urban Consumers, U.S. City Average for all Items, published by the Bureau of Labor Statistics, U.S. Department of Labor. For example, should closing occur January 15, 1991, then the payment due on January 17, 1991 will be One Hundred Forty-Two Thousand Two Hundred Eighty-Three and 09/100 Dollars ($142,283.09) times the months from June through January (8 months) . The remaining monthly payments shall be increased to account for the total change in the installation price that has occurred assuming the CPI increased f ive percent (5%) from June 1990 through the end of January 1991. Then the remaining payments are computed as follows:

                         Original Cost       =    2,987,000.00
                         Prelim Engineering Pmt   - 200,000.00
                                                  ------------
                                                  2,787,000.00

                         Change in Cost           2,787,000.00 x 10.05
                                                  2,926,350

                         Payment on January 17
                         $142,238.09 X 8     =   $1,137,904.72
                                                  - 200,000.00
                                                  ____________
                                                 $  937,904.72

                         Remaining monthly
                         payments (13)            2,926,350.00
                                                  - 937,904.72
                                                  ------------
                                                  1,988,445.28

                                                  13
                                             =   $  152,957.33

     4. Subparagraph 3(c) of the Heat Purchase Agreement shall be amended and restated to read as follows:

(c) Point(sl of Delivery and Maximum Thermal Reauirements. The Thermal Output of the Facility shall be delivered four points reasonably designated by G-P (the "Delivery Points") . The Delivery Points shall be designated and described by G-P and shall be shown as a part of Revised Exhibit "B", attached hereto and by this reference made a part hereof.

     5. Subparagraph 3 (e) of the Heat Purchase Agreement shall be amended and restated in its entirety to read as follows:

     (e) Purchase Price. The purchase price for the Thermal Output shall be related to the level of production of gypsum products at the Plant. The "Primary Production Level" as hereinafter used shall refer to that average amount of Plant production that would be produced when the Equipment, utilizing only natural gas as a heat source, consumes 1900 MCF/day. The Thermal Output utilized by the Plant for production up to the Primary Production Level shall have a purchase price equal to sixty-f ive percent (65%) of the energy costs of operating the Equipment on natural gas through the use of the Plant's existing System (the "Discounted Purchase Price") . The Thermal Output utilized for that increment of Plant production in excess of the Primary Production Level shall have a purchase price equal to one hundred percent (100%) of the energy costs of operating the Equipment on natural gas through the Plant's existing System (the "Non-Discounted Purchase Price"). The basis for determining natural gas costs shall be the lower of the following, as of the first day of the calendar month during which payment is made: (1) The "Indexed Gas Cost"I as defined in the following sentence or (2) the Facility's average delivered price of gas during the preceding month under contracts similar to those available to industrial gas users in North Las Vegas on Southwest Gas's Apex Lateral. The Indexed Gas Cost shall be determined by taking the sum of (i) the most currently available McGraw Hill Publication "Inside FERC's Gas Marketing Report" index price for natural gas delivered into El Paso Pipeline, New Mexico (San Juan Basin), plus (ii) the El Paso and Southwest Gas tariff rates for interruptible service from the El Paso connection to the Plant, including all required compression, transportation, processing, delivery, ACA, GRI, and/or other applicable charges. Bonneville Nevada shall notify G-P within ten (10) days after the beginning of each calendar month of its average delivered price of its contract gas, as defined above, during the preceding month. In the event that the publication ceases to maintain the subject index, or that the index does not reflect available market price, the parties will substitute the most appropriate thencurrently available index.

In the event that an available alternative energy source could be utilized to meet the Thermal Requirements of the Equipment at a cost less than that of natural gas, the Discounted Purchase Price and the Non-Discounted Purchase Price of the Thermal Output shall be adjusted for the energy costs of this alternative energy source. The cost of any alternative energy source shall include the estimated capital cost of installing and permitting the capability to utilize that energy source, with such capital cost amortized on a straight line basis over fifteen years. Both the discounted Purchase Price and the Non-Discounted Purchase Price shall be adjusted from time to time, but not more frequently than quarterly, to continuously reflect a net thirty-five percent (35%) savings by G-P for the Thermal output utilized in production up to the Primary Production Level over cost for energy displaced which G-P would otherwise pay to operate the Equipment.

6. A new subparagraph 3(1) shall be added to the Heat Purchase Agreement, which shall read as follows:

(i) Plant Modification. Bonneville Nevada shall have the right to review and approve (such approval shall not be unreasonably withheld) all plans and specifications for modification or expansion of the Plant that relate to or potentially affect the ability of the Plant to take the Thermal Output. Notwithstanding the foregoing, Bonneville Nevada shall also have the right, throughout the term of this Agreement, to obtain, collect and/or receive Plant operating data to ensure that the Plant is utilizing the Thermal Output according to the terms of this Agreement.

Subparagraph 4(b) shall be amended and restated in read as follows:

     (b) minimum Thermal Usage. Bonneville Nevada represents that in order to keep the Facility qualified under PURPA, the Plant must use a minimum of 168, 000 MMBTUs during each calendar year (the "Minimum Thermal Usage") . The Minimum Thermal Usage shall be prorated f or the portion of the calendar years during which the Facility begins and ceases operation. In the event that G-P elects to expand its Plant operations, the Minimum Thermal Usage requirement shall increase by a percentage equal to the percentage of increased MCF per day used by the Plant over the 1,100 MCF per day presently used by the Plant. For example, in the event the Plant expands and uses 1,500 MCF per day, such use shall constitute a 36% increase over the 1,100 MCF per day specified in section 1 hereof. Pursuant to the foregoing, the Minimum Thermal Usage will likewise increase by 36%, and in this example would constitute 228,480 MMBTUs. G-P agrees that it will meet or exceed the Minimum Thermal Usage requirement specified herein, subject to the provisions of this Agreement, through the consumption of BTUs used in (1) the operation of the Equipment, (2) the chilling of water by Bonneville Nevada for the amount of chilled water utilized at the Plant, and (3) any other use of heat from the Facility by the Plant. In the event that G-P forecasts that it will not satisfy the Minimum Thermal Usage for a calendar year, it shall give the notice hereinafter specified, provided that the forecasted inability to satisfy the Minimum Thermal Usage is not caused by a Force Majeure Condition as described in Paragraph 7 of this Agreement or the inability of Bonneville Nevada to provide Thermal Output to the Plant. In no event shall the Maximum Thermal Usage be greater than 290,000 MMBTUs per calendar year.

     S. The following shall be added to the end of subparagraph 4(c, of the Heat Purchase Agreement:

Bonneville Nevada shall have the right to obtain and review copies of all computations done, or caused to be done by G-P associated with determining the break even point. Bonneville Nevada shall also have the right to request an audit by an independent certified public accountant or independent certified public accounting firm of the computations done, or caused to be done by G-P associated with determining the break event point. Bonneville Nevada shall bear the entire cost of the audit, unless the audit properly determines that G-P's determination of the break event point was in error by 5% or more in G-P's favor, then G-P shall bear the entire cost of the audit.

     The following shall be added to the end of subparagraph 4(d) of the Heat Purchase Agreement:

     The lease shall be a net lease to Bonneville Nevada, and shall include standard terms of commercial leases. Any dispute over lease terms which cannot be resolved amicably between the parties shall be submitted to arbitration pursuant to section 14 hereof.

10. A new section 14 shall be added to the Heat Purchase Agreement, which shall read as follows:

14. Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement, or the breach thereof, which cannot be resolved amicably by the parties shall be settled by arbitration in accordance with the Rules of the American Arbitration Association, except that whether or not arbitration has been requested or is in process, nothing herein shall prevent any party from pursuing equitable remedies, including interim relief, in any court of competent jurisdiction, and except as may be unanimously otherwise agreed by the parties.

(a) The place of arbitration shall be Las Vegas, Nevada, unless in any particular case the parties agree upon a different venue. There shall be three
(3) arbitrators of all disputes arising under this Agreement. All of the three arbitrators shall be chosen by the American Arbitration Association in accordance with its rules, interpreted to give effect to the provisions of this Agreement.

     (b) The parties will proceed with the arbitration expeditiously and will conclude all arbitration proceedings in order that a decision may be rendered within 180 days from the service of the demand for arbitration by the initiating party, unless the party requesting arbitration also requests immediate arbitration, in which case the arbitrators shall use their best efforts to render their decision within 60 days after the appointment. Subject to the foregoing time limitations in connection with the arbitration, the parties shall be afforded reasonable opportunity for deposition and document discovery, subject to limitations determined by the arbitrators. The dispute shall be resolved by majority vote of the three arbitrators, if three are acting. Such decision shall be expressed in writing, including the reasons for such decision in reasonable detail.

(c) The award of the arbitrators shall be final and binding upon the parties, and judgment thereon may be entered in any court having jurisdiction thereof. In the event that the arbitrators determine by majority vote that the claim or defense of any party involved in the arbitration was frivolous (i.e., "without justifiable merit"), the arbitrators may by majority vote require that the party at fault pay or reimburse the other party for any or all of the following: (1) all fees and expenses of. the arbitrators, (2) the reasonable attorneys' fees of such other party, and (3) any other reasonable outof-pocket expenses incurred by such other party in connection with the arbitration proceeding. The arbitrators shall determine and decide all issues that arise in carrying out the purposes and intent of the foregoing unless specific provision is made herein for resolving such issues.

     The first sentence of the second paragraph of Exhibit 11C11 to the Heat Purchase Agreement shall be amended to read as follows:

For each billing period, the amount of energy utilized by the Equipment shall be computed under the following formula:

Mill Heat Usage = Mill Energy Factor x tons of Stucco Produced

Kiln Heat Usage = Kiln Energy Factor x Pounds of Water Evaporated.

Billings for energy may then be based upon the following:

(Mill Heat Usage + Kiln Heat usage) x Gas Costs Per BTU (as determined by Paragraph 3(e).

     All other provisions of the Heat Purchase Agreement shall remain as previously set forth.


13.      IN WITNESS WHEREOF, the parties have caused this

Amendment to be executed as of the day and year first above written.

NEVADA COGENERATION ASSOCIATES 11

By:      (s)------------------------------
         Harry,#. Hall,- Executive Director

GEORGIA-PACIFIC CORPORATION

By:       (s)-----------------------------
          Its Vice President